18000978

SEC Mail Processing Section FEB 27 2018 Washington DC 408

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-50658

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Saperston Asset Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

172 Lake Street
(No. and Street)

Hamburg (City) New York (State) 14075 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karen L. Saperston 716-649-9800 x213
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dansa & D'Arata
(Name – *if individual, state last, first, middle name*)

361 Delaware Ave. (Address) Buffalo (City) New York (State) 14202 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, Karen L. Saperston, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Saperston Asset Management, Inc., as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARIAN SCHIRALLI
NOTARY PUBLIC, STATE OF NEW YORK
REGISTRATION No. 01SC6205751
QUALIFIED IN ERIE COUNTY
My Commission Expires May 11, 2021

Karen L Saperston, Pres
Signature

President
Title

Marian Schiralli
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAPERSTON ASSET MANAGEMENT, INC.

FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED
DECEMBER 31, 2017
WITH
INDEPENDENT AUDITORS' REPORT

SAPERSTON ASSET MANAGEMENT, INC.

TABLE OF CONTENTS

DANSA & D'ARATA LLP
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Saperston Asset Management, Inc.

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Saperston Asset Management, Inc. as of December 31, 2017, the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes to the financial statements (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Saperston Asset Management, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of Saperston Asset Management Inc.'s management. Our responsibility is to express an opinion on Saperston Asset Management's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States)(PCAOB) and are required to be independent with respect to Saperston Asset Management, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to fraud or error. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission included on page 11 has been subjected to audit procedures performed in conjunction with the audit of Saperston Asset Management, Inc.'s financial statements. The supplemental information is the responsibility of Saperston Asset Management, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R 240. 17a-5. In our opinion, the Computation of Net Capital under Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Dansa & D'Arata LLP

We have served as Saperston Asset Management Inc.'s auditor since 2009.

Dansa & D'Arata LLP
Buffalo, New York
February 9, 2018

SAPERSTON ASSET MANAGEMENT, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents	$	744,331
Receivable from clearing organization		72,300
Prepaid expenses and other assets		29,626
Total current assets		846,257
PROPERTY AND EQUIPMENT, at cost, less accumulated depreciation of $33,417		48,661
	$	894,918

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:		
Accounts payable	$	1,753
Advances from stockholder and affiliate		2,238
Accrued expenses		28,385
Deferred income taxes		6,906
Subordinated borrowings		290,000
Total current liabilities		329,282
STOCKHOLDER'S EQUITY:		
Common stock - no par value, 1,500 shares authorized, 1,000 shares issued and outstanding		1,000
Additional paid-in capital		341,314
Retained earnings		223,322
		565,636
	$	894,918

The accompanying notes are an integral part of these financial statements.

SAPERSTON ASSET MANAGEMENT, INC.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2017

REVENUES:	
Commissions	$ 1,446,087
Investment advisory fees	933,925
Interest, dividends and other	28,161
	2,408,173
EXPENSES:	
Payroll and related taxes	1,495,557
Exchange fees	122,573
Communication and data processing	115,484
Occupancy	106,101
Advertising and promotion	102,143
Insurance	100,375
Office	56,159
Professional fees	51,475
Postage and delivery	42,043
Travel, meals and entertainment	37,992
Registration	32,843
Interest	26,100
Depreciation	14,434
Other	89,218
	2,392,497
INCOME BEFORE PROVISION FOR INCOME TAXES	15,676
PROVISION FOR INCOME TAXES	6,075
NET INCOME	$ 9,601

The accompanying notes are an integral part of these financial statements.

SAPERSTON ASSET MANAGEMENT, INC.

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2017

BALANCE, beginning of year	**$ 290,000**
Increases (decreases)	-
BALANCE, end of year	**$ 290,000**

The accompanying notes are an integral part of these financial statements.

SAPERSTON ASSET MANAGEMENT, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
BALANCE, January 1, 2017	$ 1,000	$ 341,314	$ 213,721	$ 556,035
Net income	-	-	9,601	9,601
BALANCE, December 31, 2017	$ 1,000	$ 341,314	$ 223,322	$ 565,636

The accompanying notes are an integral part of these financial statements.

SAPERSTON ASSET MANAGEMENT, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	9,601
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		14,434
Deferred income taxes		(1,870)
Net changes in assets and liabilities affecting operating cash flows:		
Receivable from clearing organization		10,335
Prepaid expenses and other assets		361
Accounts payable		(1,747)
Accrued expenses		7,956
Net cash provided by operating activities		39,070
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of property and equipment		(5,056)
Advances from stockholder and affiliate		2,238
Net cash used in investing activities		(2,818)
NET CHANGE IN CASH AND CASH EQUIVALENTS		36,252
CASH AND CASH EQUIVALENTS:		
Beginning of year		708,079
End of year	$	744,331
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Interest paid during the year	$	26,100
Income taxes paid during the year	$	1,500

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

Saperston Asset Management, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company operates branch offices in Western New York State and Florida to service clients throughout the United States. The U.S. dollar ("$") is the functional currency of the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents - All highly liquid investments with original maturities of three months or less are considered to be cash equivalents. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk. Management reviews the financial viability of these institutions on a periodic basis.

Receivable from Clearing Organization - Amounts receivable from clearing organization consist of commissions due from the Company's clearing broker related to customer securities transactions. Based on historical experience, management believes that these amounts are fully collectible and has elected not to record an allowance for doubtful accounts as of December 31, 2017.

Property and Equipment - Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets (5 to 7 years). Maintenance and repair costs are charged to expense as incurred; significant betterments are capitalized.

Revenue Recognition - Commission income and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Income Taxes - The Company conducts business in multiple states and is subject to numerous taxing jurisdictions. As a result of its business activities, the Company files a number of tax returns that are subject to examination by Federal, state and local taxing authorities. Tax examinations are often complex, as such taxing authorities may disagree with the Company's treatment of certain items, and these disagreements could take years to resolve depending on the complexity of the issue. Accounting principles generally accepted in the United States of America prescribe a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by tax authorities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Income Taxes (Continued) - The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. At December 31, 2017, management determined that the Company had no uncertain tax positions that would fail such recognition criteria.

The Company is no longer subject to federal or state tax examination by tax authorities, for all returns filed, for the years ending December 31, 2013 and prior.

Management has determined that the Company does not have a tax filing requirement in certain states in which they do business. This is a tax position for which the examination period may be unlimited.

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Advertising - Advertising costs are expensed as incurred, and totaled $102,143 for the year ended December 31, 2017.

Uses of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates.

New accounting pronouncements - The Financial Accounting Standards Board (FASB) has issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers. This revenue recognition standard eliminates the transaction and industry specific revenue recognition guidance under current U.S. generally accepted accounting principles (GAAP) and replaces it with a principles-based approach for determining revenue recognition. The core principle of the revenue recognition standard is that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those good or services. Nonpublic entities are required to apply the revenue recognition standard for annual reporting periods beginning on or after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019. Management has evaluated the new standard and does not expect it to have a material effect to its financial statements.

The Financial Accounting Standards Board (FASB) has issued Accounting Standards Update (ASU) No. 2016-02, Leases (Topic 842). The core principle of the new standard is that lessees should recognize assets and liabilities arising from all leases, except for leases with a lease term of 12 months or less. Nonpublic entities are required to adopt the new standard for annual reporting periods beginning after December 15, 2019. Management is evaluating the impact of this new standard on its financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Subsequent Events - The Company has evaluated events and transactions that occurred between January 1, 2018 and January 29, 2018, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

3. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2017:

Equipment	$	32,508
Vehicles		49,570
		82,078
Less: accumulated depreciation		(33,417)
	$	48,661

4. SUBORDINATED BORROWINGS

At December 31, 2017, the subordinated borrowings represented 9% interest-bearing unsecured notes from the sole stockholder. The following summarizes the various details of the subordinated notes:

Date of Note	Due Date		
August 20, 1998	May 31, 2019	$	190,000
April 29, 1998	June 30, 2019		100,000
		$	290,000

The subordinated borrowings are covered by an agreement approved by FINRA and are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid (see Note 7).

5. RELATED PARTY TRANSACTIONS

Interest expense related to liabilities subordinated to claims of general creditors totaled $26,100 during the year ended December 31, 2017 (see Note 4).

The Company leases office space pursuant to non-cancellable operating leases from a related party (see Note 8). Related party rent expense totaled $72,000 during the year ended December 31, 2017.

6. INCOME TAXES

The provision for income taxes consisted of the following for the year ended December 31, 2017:

Current:		
Federal	$	5,515
State		2,430
		7,945
Deferred:		
Federal		(1,400)
State		(470)
		(1,870)
Provision for income taxes	$	6,075

The provision for income taxes differs from the expected tax expense (computed by applying the U.S. federal corporate tax rate of 21% to income before income taxes) primarily as a result of graduated tax rates and state income taxes. Deferred income taxes result principally from temporary differences between the financial reporting and tax bases of depreciation.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2017, the Company had net capital of $757,818, which was $507,818 in excess of its required capital of $250,000. The Company's aggregate indebtedness to net capital ratio was .05 to 1 at December 31, 2017.

The Company's unaudited computation of net capital of $757,818 disclosed in Part II of the previously filed Form X-17A-5 (Focus Report) as of December 31, 2017, was in agreement with the amount determined in the above paragraph.

8. COMMITMENTS AND CONTINGENCIES

Operating leases - The Company leases office space in Hamburg, New York pursuant to a non-cancellable operating lease from a related party, which requires monthly rental payments of $6,000 through December 2018. Additionally, the Company leases office space in Sarasota, Florida pursuant to a non-cancellable operating lease from an unrelated party requiring monthly rental payments of $1,115 through December 2020. At December 31, 2017, future minimum rental payments due are: 2018 - $85,386; 2019 - $13,386; and 2020 - $13,386. Total rent expense for the year ended December 31, 2017 was $85,386.

* * * * * * * * * * * * *

SAPERSTON ASSET MANAGEMENT, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2017

NET CAPITAL:	
Total stockholder's equity	$ 565,636
Additions:	
Allowable subordinated liabilities	290,000
Total available capital	855,636
Deductions:	
Non-allowable assets:	
NASD subscriptions	3,300
Equipment and other assets, net	48,661
Other assets	13,252
Unsecured receivables	31,256
	96,469
Tentative net capital	759,167
Haircuts:	
Certificate of deposit	1,349
Net capital	$ 757,818
Aggregate indebtedness:	
Current liabilities	$ 32,376
Deferred income taxes	6,906
	$ 39,282
Net capital	$ 757,818
Minimum net capital	250,000
	$ 507,818
Aggregated debt to net capital (allowable 15 to 1)	.05 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2017.

Saperston 172 Lake Street, Hamburg, NY 14075

Saperston Asset Management, Inc.

Exemption Report

Saperston Asset Management, Inc. (The "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (C.F.R. 240.17a-5"Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following Provisions of C.F.R. 240.15c3-3 (k) (2) (ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k) throughout the most recent fiscal year without exception.

Saperston Asset Management, Inc.

I, Karen L. Saperston, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: Karen L. Saperston

Title: President

February 9, 2018

Saperston Asset Management, Inc.
716-854-7540
FAX: 716-649-9075
800-879-7541
FINRA • SIPC • MSRB
Dalbar Rated Financial Professional

Saperston Real Estate Corp.
18 Trinity Place
Buffalo, NY 14201
716-847-1100
FAX: 716-847-1131
Member: BOR, MLS

Saperston Management, Inc.
716-854-7540
FAX: 716-312-8332
800-879-7541
Member: AIPB
(Private Client Services)

DANSA & D'ARATA LLP
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors of
Saperston Asset Management, Inc.
Buffalo, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2017, which were agreed to by Saperston Asset Management, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

   We compared the listed assessment payments to copies of check number 4361 dated July 24, 2017 for $1,453 and check number 4627 dated January 17, 2018 for $1,590. No exceptions were noted.

2) Compared the amounts reported on the Form X-17A-5 for the year ended December 31, 2017, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences.

   We compared the total revenue and total interest expense reported in Form X-17A-5 for each of the quarters ended March 31, 2017, June 30, 2017, September 30, 2017, and December 31, 2017 with the amounts reported in Form SIPC-7 for the year ended December 31, 2017. No exceptions were noted.

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

   We compared the adjustments reported in Form SIPC-7 to amounts reported in the Company's trial balance for the year ended December 31, 2017. No exceptions were noted.

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

   We tested the arithmetical accuracy of the calculations in Form SIPC-7 and in the Company's trial balance for the year ended December 31, 2017, which supported the adjustments. No exceptions were noted.

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, if applicable.

   Not applicable, as the Company did not apply an overpayment to the current assessment.

361 Delaware Avenue ❖ Buffalo, New York 14202 ❖ P: (716) 842-3900 ❖ F: (716) 883-2963 ❖ www.darata.com

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Dansa & D'Arata LLP

Buffalo, New York
January 29, 2018

DANSA & D'ARATA LLP
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Saperston Asset Management, Inc.

We have reviewed management's statements, included in the accompanying Saperston Asset Management, Inc. Exemption Report, in which (1) Saperston Asset Management, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Saperston Asset Management, Inc. stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Saperston Asset Management, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dansa & D'Arata LLP

We have served as Saperston Asset Management Inc.'s auditor since 2009.

Dansa & D'Arata LLP
Buffalo, New York
February 9, 2018